

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via E-mail
Ingrid Mittelstädt
Chief Financial Officer
Rofin-Sinar Technologies Inc.
40984 Concept Drive
Plymouth, MI 48170

> **Re:** **Rofin-Sinar Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 29, 2013**
> **File No. 000-21377**

Dear Ms. Mittelstädt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 12, page 49

1.   It appears from publicly available Form 13G Reports that at least two entities have disclosed their greater than five percent beneficial ownership in your securities. Please note that Item 403(a) of Regulation S-K requires that you disclose in your 10-K any person known by you to own more than five percent of your securities. Please revise future filings to include the disclosure required by Item 403(a) of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Bradley J. Wyatt
Dickinson Wright PLLC